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                                  UNITED STATES              -------------------
                       SECURITIES AND EXCHANGE COMMISSION    | SEC File Number |
                             Washington, D.C. 20549          |   000-29187-87  |
                                                             -------------------

                                   FORM 12B-25
                                                             -------------------
                                                             |    CUSIP Number |
                           NOTIFICATION OF LATE FILING       |     144577 10 3 |
                                                             -------------------


(Check One):  [X]Form 10-K      [ ]Form 20-F     [ ]Form 11-K     [ ]Form 10-Q
              [ ]Form N-SAR     [ ]Form N-CSR

         For Period Ended: December 31, 2004
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                             Carrizo Oil & Gas, Inc.

Former Name if Applicable:                           Not applicable.

Address of Principal Executive Office                1000 Louisiana Street
(Street and Number):                                 Suite 1500

City, State and Zip Code:                            Houston, Texas 77002




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PART II - RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Carrizo Oil & Gas, Inc. (the "Company") was delayed in obtaining the year end audited financial statements from Pinnacle Gas Resources, Inc., the results of which are incorporated in the Company's financial statements, using the equity method of accounting. This in turn delayed the Company's ability to review, complete and provide to Pannell Kerr Forster of Texas, P.C., the Company's independent public accountants, the Company's financial statements and final workpapers. Additionally, such delay relating to the financial statements and work papers was also attributable to the extensive workload associated with the requirements related to the Sarbanes-Oxley Act including Section 404 thereof. These matters also delayed the Company's ability to provide the Company's financial statements and final workpapers to Ernst & Young LLP, the Company's independent public accountants for fiscal years 2002 and 2003.

         The Company plans to utilize the 45-day extension provided in the order of the Securities and Exchange Commission in Release No. 34-50754 (the "Order") with respect to the "Management's Annual Report on Internal Control Over Financial Reporting" and the related "Attestation Report of the Registered Public Accounting Firm" required by Items 308(a) and 308(b), respectively, of Regulation S-K. The Company is continuing to work on the requirements related to
Section 404 of the Sarbanes-Oxley Act and expects to file both of these reports in an amendment to its Form 10-K on or before May 2, 2005, in accordance with the Order.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


                                       2
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
            Paul F. Boling               (713)                    328-1000
                (Name)                (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes       [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes       [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's revenues for the year ended December 31, 2004 were $51.4 million, as compared to $38.5 million for the prior year. The Company's operating income for the year ended December 31, 2004 was $19.2 million, as compared to $13.9 million for the prior year. The increases were driven by higher prevailing oil and natural gas prices and higher production. The Company also incorporates by reference the statement of operations data furnished in the Company's Press Release dated March 16, 2005 announcing the Company's financial results for the year ended December 31, 2004, which is attached hereto as an exhibit.


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                                    SIGNATURE

         Carrizo Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                  CARRIZO OIL & GAS, INC.



                                  By: /s/ Paul F. Boling
                                      ------------------------------------------
                                      Paul F. Boling
                                      Vice President and Chief Financial Officer



Date: March 17, 2005









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                                  EXHIBIT LIST

         Exhibit Number      Description of Exhibit
         --------------      ----------------------
              99.1           Statement of Pannell Kerr Forster of Texas, P.C.

              99.2           Press Release of the Company dated March 16, 2005